BRANDON J. CAGE
Assistant Vice President, Counsel
Law Department
Phone: 949-219-3943
Fax: 949-219-6952
Brandon.Cage@pacificlife.com
August 12, 2011
Deborah D. Skeens
Senior Counsel
Office of Insurance Products
Division of Investment Management
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549-0506

Re:	Separate Account A of Pacific Life Insurance Company Initial Registration Statement on Form N-4 (Pacific Value Select) File Nos. 333-60833, 811-08946

Separate Account A of Pacific Life & Annuity Company Initial Registration Statement on Form N-4 (Pacific Value Select) File Nos. 333-107571, 811-09203
Dear Ms. Skeens:
On behalf of Pacific Life Insurance Company (“Pacific Life”), Separate Account A of Pacific Life (811-08946), Pacific Life & Annuity Company (“PLA”) and Separate Account A of PLA (811-09203) (hereinafter collectively referred to as “Registrants”), set forth below are responses to Staff comments received August 4, 2011, in connection with the above referenced Registration Statements on Form N-4, filed July 1, 2011. Our responses apply to both Registration Statements unless otherwise indicated. The page number references below are based on Pacific Value Select for Pacific Life, File No. 333-60833.
1. Staff Comment: General Comments.
a. Use of the term “in proper form”. Please provide additional disclosure to clarify this important requirement where it appears in the prospectus or alternatively in the glossary.
b. Use of the term “satisfactory to us”. If this requirement is identical to the receipt of documents “in proper form”, please revise the disclosure to use either one term or the other for consistency. Whichever term is used please clarify what it means, either where it appears in the prospectus or in the glossary. In addition, if all documents must be received at the service center, please revise the prospectus to reflect this requirement consistently.

Ms. Skeens
August 12, 2011

Response to a and b:
Throughout the prospectus, we replaced references to “in proper form” and “satisfactory to us” with a capitalized “In Proper Form”. We added In Proper Form to the Terms Used in This Prospectus section and included the service center reference in the definition for consistency. We added the following In Proper Form definition:
In Proper Form — This is the standard we apply when we determine whether an instruction is satisfactory to us. An instruction (in writing or by other means that we accept (e.g. via telephone or electronic submission)) is considered to be in proper form if it is received at our Service Center in a manner that is satisfactory to us, such that it is sufficiently complete and clear so that we do not have to exercise any discretion to follow the instruction, including any information and supporting legal documentation necessary to effect the transaction. Any forms that we provide will identify any necessary supporting documentation. We may, in our sole discretion, determine whether any particular transaction request is in proper form, and we reserve the right to change or waive any in proper form requirements at any time.
c. Please consider including a chart comparing the features of the various living benefit riders.
Response: We will take that into consideration.
2. Staff Comment: Cover Page. Please revise the Rule 481 disclosure to be consistent with the rule regarding approval and disapproval.
Response: We modified the disclosure so it states the following:
“You should be aware that the Securities and Exchange Commission (SEC) has not approved or disapproved of the securities or passed upon the accuracy or adequacy of the disclosure in this Prospectus. Any representation to the contrary is a criminal offense.”
3. Staff Comment: An Overview of Pacific Value Select — Optional Living Benefit Riders (p. 6). Each living benefit rider references what the rider is called when attached to the Contract. Please confirm that the rider names referenced for each rider are accurate.
Response: We hereby confirm that the rider names (e.g. Guaranteed Withdrawal Benefit VII Rider) are accurate.
4. Staff Comment: An Overview of Pacific Value Select — Fees and Expenses (p. 10). Under footnote 1, please specify the circumstances under which the withdrawal charge may be waived or reduced.
Response: The situations where a withdrawal charge may or may not apply are numerous and are fully disclosed elsewhere in the prospectus. However, to provide clarification, we modified the cross references in the footnote to be more specific and provide better direction. We replaced the footnote with the following:
“The withdrawal charge may or may not apply or may be reduced under certain circumstances. The age is measured from the date of each Purchase Payment. For situations where a withdrawal charge may not apply, see CHARGES, FEES AND DEDUCTIONS and see WITHDRAWALS — Withdrawals Free of a Withdrawal Charge for situations where the withdrawal charge amount may be reduced.”

Ms. Skeens
August 12, 2011

5. Staff Comment: An Overview of Pacific Value Select — Total Annual Fund Operating Expenses (p. 12). Please remove the contractual fee waiver line item from the table and corresponding reference in the last paragraph as it does not extend for 1 year from the effectiveness date of the registration statement.
Response: Based on our telephone discussion, the last paragraph was modified as follows:
“...The range of expenses in the second row above includes the effect of Fund waiver and/or expense reimbursement arrangements that are in effect. The waiver and/or reimbursement arrangements vary in length. There can be no assurance that Fund expense waivers or reimbursements will be extended beyond their current terms as outlined in each Fund prospectus, and they may not cover certain expenses such as extraordinary expenses. See each Fund prospectus for complete information regarding annual operating expenses and any waivers or reimbursements in effect for a particular Fund.”
6. Staff Comment: An Overview of Pacific Value Select — Expense Example (p. 13). Please confirm supplementally that the expense examples reflect the Annual Fee.
Response: We hereby confirm that the minimum and maximum examples include the applicable Annual Fee.
7. Staff Comment: Credit Enhancement (pp. 18-19).
a. Please confirm supplementally, that the provisions relating to credit enhancements in this section including the proposed changes to the credit enhancement breakpoint schedule, will not result in a material change in the recapture of credit enhancements, as described in Pacific Life’s Exemptive order dated October 28, 2004.
Response: We are of the opinion that the provisions relating to credit enhancements and the proposed changes to the credit enhancement breakpoint schedule are substantially similar in all material respects to the contracts for which exemptive relief was granted.
b. Please clarify here and in the death benefit section, whether the credit enhancement is recaptured in the case of a spousal continuation.
Response: We added the following disclosure to the next to last paragraph of the Credit Enhancement section:
“The Credit Enhancement will not be deducted from the death benefit proceeds if the Contract is continued through spousal continuation. See DEATH BENEFITS AND OPTIONAL DEATH BENEFIT RIDERS — Death benefits — Spousal Continuation.”
In addition, we modified the first paragraph of the Spousal Continuation subsection as follows [new disclosure is underlined for your reference]:
“...if the surviving spouse is deemed to have continued the Contract, we will set the Contract Value equal to the death benefit proceeds (which will not include any Credit Enhancement recapture) that would have been payable to the spouse as the deemed Beneficiary/designated recipient of the death benefit proceeds.”

Ms. Skeens
August 12, 2011

8. Staff Comment: Charges, Fees and Deductions (p. 24). Please clarify that the paragraph and accompanying bullet points under the bullet point concerning the nursing home waiver, applies only to the nursing home waiver exclusion.
Response: To provide clarification, we indented the subsequent paragraph and bullet points so they appear under the nursing home waiver bullet point. In addition, we modified the first sentence of the first indented paragraph as follows:
“The nursing home waiver applies only to withdrawals made while the Owner or Annuitant is in a nursing home or within 90 days after the Owner or Annuitant leaves the nursing home.”
9. Staff Comment: Premium Taxes (p. 27). The last paragraph states that you may charge the separate account or contract value for premium taxes attributable to the separate account or the contract. Please explain how these charges will be applied. For example, would charges to the separate account, for such taxes, be applied to each owner’s contract value proportionately or by some other measure?
Response: We currently do not impose such charges. However, any deduction from the contract value would be done proportionately across all investment options. In addition, any deduction at the separate account level is outlined in another area of the prospectus that reflects how the subaccount unit values are calculated in a step by step process. To provide clarity, we added a cross reference for the existing subaccount unit value calculation disclosure and added disclosure concerning the contract value deduction method. We modified the last paragraph as follows [new disclosure is underlined for your reference]:
“We may also charge the Separate Account or your Contract Value for taxes attributable to the Separate Account or the Contract, including income taxes attributable to the Separate Account or to our operations with respect to the Contract, or taxes attributable, directly or indirectly, to Purchase Payments. Any such charge deducted from the Contract Value will be deducted on a proportionate basis. See HOW YOUR PURCHASE PAYMENTS ARE ALLOCATED — Investing in Variable Investment Options — Calculating Subaccount Unit Values to see how such charges are deducted from the Separate Account. Currently we do not impose any such charges.”
10. Staff Comment: Earnings Enhancement Guarantee (EEG) (pp. 35-36). Please clarify whether the Credit Enhancement is considered earnings for purposes of this rider.
Response: We added the following disclosure:
“Any Credit Enhancement added to the Contract Value is considered earnings and will be treated as earnings for purposes of this Rider.”
Please note this disclosure was only added to Pacific Value Select for Pacific Life; this rider is not available under Pacific Value Select for Pacific Life & Annuity.
11. Staff Comment: Tandy Representation. Notwithstanding our comments, please acknowledge that: 1) the Commission Staff has not passed upon the accuracy or adequacy of the above-referenced filing; 2) the review of the filing by the Commission Staff does not relieve the Registrants from its full responsibility for the adequacy and accuracy of the disclosure in the filing nor does it foreclose the Commission from taking any action with respect to the filing; and 3) the Registrants may not assert, as a

Ms. Skeens
August 12, 2011

defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States, that the Commission Staff reviewed this filing and provided comments to the Registrants or that the filing became automatically effective thereafter.
Response: The Registrants hereby acknowledge as follows: 1) the Commission Staff has not passed upon the accuracy or adequacy of the above referenced filing; 2) the review of the filing by the Commission Staff does not relieve the Registrants from its full responsibility for the adequacy and accuracy of the disclosure in the filing nor does it foreclose the Commission from taking any action with respect to the filing; and 3) the Registrants may not assert, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States, that the Commission Staff reviewed this filing and provided comments to the Registrants or that the filing became automatically effective thereafter.
I believe that the foregoing is responsive to the SEC Staff’s comments. If you have any questions, please call me at (949) 219-3943. Thank you.
Sincerely,
/s/ BRANDON J. CAGE
Brandon J. Cage